PROTOCOL AND JUSTIFICATION OF THE MERGER OF TRIKEM S.A. INTO BRASKEM S.A.


                                 By and between

BRASKEM S.A., a corporation headquartered at Rua Eteno No. 1561, Municipality of Camacari, State of Bahia, enrolled with the Brazilian Taxpayers' Registry for Legal Entities (CNPJ) under No. 42.150.391/0001-70, herein represented in the form of its Bylaws, hereinafter denominated simply as the "Surviving Company;"

                                       and

TRIKEM S.A., a corporation headquartered in the Municipality of Camacari, State of Bahia, at Rua Hidrogenio, No. 3342, Petrochemical Hub, State of Bahia, CEP 42.810-000, enrolled with the Brazilian Taxpayers' Registry for Legal Entities
(CNPJ) under No. 13.558.226/0001-54, herein represented in the form of its Bylaws, hereinafter denominated simply as the "Merged Company."

The SURVIVING COMPANY and the MERGED COMPANY are herein jointly denominated simply as the "PARTIES,"

with the purpose of conducting a merger into an existing company, according to Articles 224, 225 and 264 of Brazilian Law No. 6,404 of December 15, 1976,


Whereas:

     (i) before the Extraordinary Shareholders' Meeting of the SURVIVING COMPANY, which will deliberate on the merger transaction subject of this instrument, an Extraordinary Shareholders' Meeting will be held to deliberate on the transfer of the spun-off portion of Odebrecht Quimica S.A. ("Odequi") to the SURVIVING COMPANY, consisting of all the shares issued by the MERGED COMPANY held by Odequi;

     (ii) as a result of the transfer of the spun-off portion of Odequi, on the date of the merger transaction, the SURVIVING COMPANY will hold 21,481,327,607 (twenty one billion, four hundred and eighty one million, three hundred and twenty seven thousand, six hundred and seven) common shares and 11,123,910,124 (eleven billion, one hundred and twenty three million, nine hundred and ten thousand, one hundred and twenty four) preferred shares, representing 99.99% of the voting capital and 53.57% of total capital of the MERGED COMPANY;

     (iii) the merger transaction of the MERGED COMPANY into the SURVIVING COMPANY will result in the alignment of the interests of all shareholders; the creation of value by attaining additional synergies for the shareholders of the PARTIES; an increase in the number of outstanding shares in the market; the simplification of the company's corporate



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     structure, improving the understanding of the market and the investors;
     better opportunities to use the capital markets to finance its growth program, as well as the fact that, after the outstanding shares of the MERGED COMPANY are replaced by the shares issued by the SURVIVING COMPANY, the then-existing preferred shareholders of the MERGED COMPANY will have the statutory right to sell their shares jointly under the same conditions as the controlling shareholder in the event of a change in control of the SURVIVING COMPANY (100% tag along) and all of the other advantages offered to shareholders of a company classified as Level 1 under the Sao Paulo Stock Exchange (BOVESPA)'s Corporate Governance Guidelines, which is the case of the SURVIVING COMPANY; and

     (iv) the reports on: (a) the valuation based on the fair market value of the PARTIES' shareholder's equity; and (b) the valuation of the SURVIVING COMPANY's shareholders' equity, prepared and presented by the specialized firm mentioned below, are in accordance with applicable laws and regulations and with the merger transaction discussed in this Merger Protocol and Justification.

The Boards of Directors of the PARTIES hereby propose the merger of the MERGED COMPANY into the SURVIVING COMPANY, through this Merger Protocol and Justification ("Protocol and Justification"), the purpose of which is set forth, in accordance with Articles 224, 225 and 264 of Brazilian Law No. 6,404 of December 15, 1976 and with the Brazilian Securities Exchange Commission (CVM) Instruction No. 319 of December 3, 1999, in the following terms and conditions regarding the merger:


                       1. BASIS FOR THE MERGER OPERATION

1.1. The SURVIVING COMPANY will take over the MERGED COMPANY, and the MERGED COMPANY's shareholders' equity will migrate to the SURVIVING COMPANY, who will be its legal successor in all respects, in accordance with the law ("SURVIVING COMPANY").

1.2. The appraisal reports on (i) the SURVIVING COMPANY's and the MERGED COMPANY's shareholder's equity, based upon fair market value, for the purpose of determining the ratio for the exchange of the MERGED COMPANY's shares for the SURVIVING COMPANY's shares as well as (ii) the MERGED COMPANY's shareholders' equity, for the purpose of the SURVIVING COMPANY's accounting entries and the calculation of the reimbursement value for the shares issued by the MERGED COMPANY, in the event that the MERGED COMPANY's shareholders exercise their withdrawal rights, have been prepared by the specialized firm indicated in item
2.1 below, as of the Merger Base Date set forth in item 2.3 of this Protocol and Justification, based on the criteria set forth in Brazilian Law No. 6,404/76 and in the Brazilian Securities Exchange Commission (CVM) Instruction No. 319/99, regarding the preparation of financial statements.

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

1.3. The balance of the credit and debit accounts of the MERGED COMPANY will be entered into the SURVIVING COMPANY's books, with the necessary adjustments.

1.4. The assets, rights and obligations of the MERGED COMPANY, which make up its shareholders' equity to be transferred to the SURVIVING COMPANY, are those described in detail in the valuation report, at book value.

1.5. The management of the SURVIVING COMPANY will perform all acts necessary for the implementation of the Merger, and will pay all the costs and expenses arising from such implementation.

1.6. The MERGED COMPANY will be dissolved.


                       2. MERGER VALUATIONS AND BASE DATE

2.1. The appointment of PricewaterhouseCoopers Auditores Independentes, a specialized firm, established in the City of Sao Paulo, at Av. Francisco Matarazzo, No. 1400, from the 7th through the 11th and the 13th through the 20th Floors, Torino Tower, with a branch located in the City of Salvador, at Rua Miguel Calmon No. 555, 9th Floor, registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP000160/O-5 "F" BA and enrolled with the Brazilian Taxpayers' Registry for Legal Entities of the Ministry of Finance under No. 61.562.112/0004-73, and whose Articles of Incorporation are registered with the 40 Cartorio de Registro de Titulos e Documentos de Sao Paulo (4th Register of Deeds and Documents of Sao Paulo), State of Sao Paulo, on September 17, 1956, and further amendments of which are filed with the 20 Cartorio de Registro de Titulos e Documentos de Sao Paulo (2nd Register of Deeds and Documents of Sao Paulo), SP, represented by its partner Mr. Marco Aurelio de Castro e Melo ("PricewaterhouseCoopers Auditores Independentes"), who is responsible for the appraisal of the SURVIVING COMPANY and of the MERGED COMPANY and for the preparation of the respective reports, in accordance with the criteria and purposes set forth in item 2.2 below, will be subject to ratification at the Extraordinary Shareholder's Meetings of the SURVIVING COMPANY and the MERGED COMPANY, in accordance with the provisions of Art. 227, Paragraph 1 of Brazilian Law No. 6.404/76.

2.2. PricewaterhouseCoopers Auditores Independentes issued, at the request of the management of the PARTIES, (i) valuation reports of the SURVIVING COMPANY's and the MERGED COMPANY's Shareholders' Equity at fair market value, in accordance with accounting principles adopted in Brazil ("Valuation Reports of shareholder's equity at Fair Market Value"), calculated using the same criteria and on the same date, for the purposes provided in Article 264 and corresponding paragraphs, of Brazilian Law No. 6.404/76, which were based on asset appraisal reports, prepared using the same criteria and on the same date by specialized firms Bretas, Gabaldi & Alonso Engenharia e Consultoria Ltda., Mynarski Associados, Advanced Appraisal Consultoria e Planejamento and Unisis Administracao Patrimonial Ltda., who were responsible for the fixed asset appraisal reports of the SURVIVING COMPANY and its subsidiaries and of the MERGED COMPANY, at fair market value, and whose appointment must be ratified at the Shareholder's Meetings of the SURVIVING COMPANY and the MERGED COMPANY, and
(ii) valuation report of the MERGED COMPANY's shareholder's equity, for the purpose of the SURVIVING COMPANY's accounting entries, and the calculation of the reimbursement value for the shares issued by the MERGED COMPANY, in the event that the MERGED COMPANY's shareholders exercise their withdrawal rights, and the preparation of the corresponding valuation reports in respect of the MERGED COMPANY ("Book Value Valuation Reports");

2.3. The reports indicated in item 2.2 above were prepared on October 31, 2003 ("Merger Base Date"), and constitute Annexes A, A' and B hereof and will be subject to approval at the PARTIES' Extraordinary Shareholders' Meetings, as provided by law.


            3. TOTAL AMOUNT OF THE SHAREHOLDERS' EQUITY TO BE MERGED

3.1. According to the book value appraisal of the MERGED COMPANY, the book value of the MERGED COMPANY's shareholders' equity to be transferred to the SURVIVING COMPANY is R$304,594,199.90 (three hundred and four million, five hundred and ninety four thousand, one hundred and ninety-nine reais and ninety cents), as set forth in Clause 7 below.


            4. TREATMENT OF EQUITY VARIATIONS UNTIL THE MERGER DATE

4.1. The equity variations assessed as of the Merger Base Date will be accounted for by the SURVIVING COMPANY, and entered into its books with the necessary adjustments, regardless of the fact that the MERGED COMPANY might continue, on a temporary basis, to conduct operations in its name until all registrations are formalized and all authorizations required by applicable legislation are obtained.


          5. SHARE EXCHANGE RATIO FOR PURPOSES OF THE MERGER OPERATION

5.1. For the purposes of Article 264 of Brazilian Law No. 6,404/76, and to serve as an element to be taken into account when determining the exchange ratio of the outstanding shares of the MERGED COMPANY for class "A" preferred shares issued by the SURVIVING COMPANY, the shareholders' equity of the SURVIVING COMPANY and of the MERGED COMPANY have been appraised using the same criteria, at market prices, on the Merger Base Date, in accordance with the Valuation Reports of Shareholders' Equity at Fair Market Value prepared by PricewaterhouseCoopers Auditores Independentes.

5.2. In this context, using the referenced Valuation Reports on the Fair Market Value of the shareholders' equity as a base, and in an effort to give equal treatment to the holders of the

MERGED COMPANY's preferred shares and the shareholders that owned the MERGED COMPANY's common shares exchanged in the Trikem Public Offering held on December 4, 2003 ("PO"), the exchange ratio of the MERGED COMPANY's shares for the SURVIVING COMPANY's class "A" preferred shares, to be offered in the current transaction, will be calculated on the same basis as the exchange ratio provided in the referenced PO, in accordance with the table below:

                                                                         BRASKEM              TRIKEM
-------------------------------------------------------------------------------------------------------------
Current Number of Shares Issued                                             68,432,133            60,868,763
-------------------------------------------------------------------------------------------------------------
Market Value of Shareholders' Equity (NW) (in R$)                     5,733,160,995.68      1,439,109,292.58
-------------------------------------------------------------------------------------------------------------
Value per thousand shares based on Market Value of NW (in R$)                    83.78                 23.64
-------------------------------------------------------------------------------------------------------------
Exchange Ratio for NW at Market Value                                                1                  3.54
-------------------------------------------------------------------------------------------------------------
Exchange  Ratio of Preferred and Common Shares of Trikem for Class
A Preferred Shares of Braskem, upon this merger operation                            1                  3,47
-------------------------------------------------------------------------------------------------------------
"Standard" lot of shares                                                         1,000                 1,000
-------------------------------------------------------------------------------------------------------------

                             6. REIMBURSEMENT VALUE

6.1. The reimbursement value of the shares held by the MERGED COMPANY's shareholders who may dissent from the merger operation was determined based on the appraisal of the MERGED COMPANY's shareholders' equity at book value, in accordance with Article 45 of Brazilian Law No. 6,404/76, and is the value set forth in the following table:

-------------------------------------------------------------------------------------------------------------
   Book Value of the MERGED COMPANY (in R$):       Book value per 1,000      Book value per 1.000 preferred
                                                     common shares for          shares for reimbursement
                                                reimbursement purposes (in        purposes (in R$)(+):
                                                           R$):
-------------------------------------------------------------------------------------------------------------
                                 656,038,044.29                       10.78                            10.78
-------------------------------------------------------------------------------------------------------------
(+) book value per "standard" lot of preferred shares regardless of their class.


                  7. CAPITAL INCREASE AT THE SURVIVING COMPANY

7.1. Based on the Valuation Reports referenced in item 2.2 above, and to support a new issue of class "A" preferred shares by the SURVIVING COMPANY, the SURVIVING COMPANY's capital stock will be increased by R$304,594,199.90 (three hundred and four million, five hundred and ninety-four thousand, one hundred and ninety-nine reais and ninety cents), and the shares of the MERGED COMPANY held by the SURVIVING COMPANY shall be cancelled.

7.2. The capital stock increase of the SURVIVING COMPANY will be made through the issue of 8,136,165,484 (eight billion, one hundred and thirty six million, one hundred and sixty five thousand, four hundred and eighty four) class "A" preferred shares, entitled to the same rights and benefits pertaining to this type and class of shares, as set forth in the SURVIVING COMPANY's bylaws, which will be allocated to the shareholders of the MERGED COMPANY in exchange for their shares of the MERGED COMPANY, which will be cancelled, in accordance with the share

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exchange ratio set forth in item 5.2 of this Protocol and Justification, and the shares issued will participate fully in the results of the current fiscal year.

7.3. In this context, after the merger, the SURVIVING COMPANY's capital stock will be R$2,192,016,293.84 (two billion, one hundred and ninety-two million, sixteen thousand, two hundred and ninety-three reais and eighty four cents) divided into 25,730,061,841 (twenty five billion, seven hundred and thirty million, sixty one thousand, eight hundred and forty one) common shares, 51,230,968,881 (fifty one billion, two hundred and thirty million, nine hundred and sixty eight thousand, eight hundred and eighty one) class "A" preferred shares and 229,154,800 (two hundred and twenty nine million, one hundred and fifty four thousand eight hundred) class "B" preferred shares, and Article 4 of the SURVIVING COMPANY's bylaws would thus read as follows: "Article 4 - The Capital Stock is R$2,192,016,293.84 (two billion, one hundred and ninety two million, sixteen thousand, two hundred and ninety three reais, eighty four cents) divided into 77,190,185,522 (seventy seven billion, one hundred and ninety million, one hundred and eighty five thousand, five hundred and twenty two) shares, being 25,730,061,841 (twenty five billion, seven hundred and thirty million, sixty one thousand, eight hundred and forty one) common shares, 51,230,968,881 (fifty one billion, two hundred and thirty million, nine hundred and sixty eight thousand, eight hundred and eighty one) class "A" preferred shares and 229,154,800 (two hundred and twenty nine million, one hundred and fifty four thousand and eight hundred ) are class "B" preferred shares.

7.4. The class "A" preferred shares issued by the SURVIVING COMPANY to be allocated to the MERGED COMPANY's shareholders, in exchange for the shares which will be cancelled, will be entitled to the same rights as the SURVIVING COMPANY's class "A" preferred shares currently outstanding. In this context, it is worth mentioning that the benefits and the advantages of the SURVIVING COMPANY's class "A" preferred shares, set forth in Article 9 of its bylaws, are as follows:

     a) class "A" preferred shares, as well as class "B" preferred shares, do not have the right to vote, but do, however, have priority to receive a non-cumulative dividend of at least 6% (six per cent) over their unit value, based on the profits available to be allocated to the shareholders. It is understood that the unit value per share corresponds to the capital stock divided by the total number of share outstanding shares;

     b) after the dividend mentioned on item "a" above is paid in respect of the class "A" and class "B" preferred shares, and in respect for the common shares issued by the SURVIVING COMPANY, the class "A" preferred shares will compete on equal conditions with the common shares for the allocation of the remaining profit;

     c) class "A" preferred shares and common shares will participate in the distribution, by the SURVIVING COMPANY, of the shares resulting from the incorporation of reserves into its capital stock;

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

     d) priority for the reimbursement of capital is guaranteed for classes "A" and "B" preferred shares; and

     e) all classes and types of shares issued by the SURVIVING COMPANY will have a tag-along right in the event of a change in the SURVIVING COMPANY's control, at the same price per share paid to the controlling shareholder(s). The tag-along right will not apply in the event that the change in control of the SURVIVING COMPANY occurs due to: (i) judicial decision or act, such as an attachment or adjudication under an execution proceeding; or (ii) a final decision of the regulatory agencies, including CADE (Brazilian Administrative Council of Economic Defense).

7.5. The shares of the MERGED COMPANY owned by the SURVIVING COMPANY shall be cancelled, as provided by Article 226, Section 1, of Brazilian Law No. 6.404, of December 15, 1976.


                             8. SPECIAL CONDITIONS

8.1. The Merger transaction proposed in this Protocol and Justification will be presented to the Fiscal Council of the SURVIVING COMPANY and the MERGED COMPANY and to the Boards of Directors of the PARTIES, and submitted to the PARTIES' Shareholders gathered in the Shareholders' Meetings, in accordance with all legally mandated prior notice provisions.

8.2. If management believes that the payment of the reimbursement value of the shares to the dissenting MERGED COMPANY's shareholders who exercised their right of withdrawal will adversely affect the financial stability of the SURVIVING COMPANY, Extraordinary Shareholders' Meetings of the PARTIES will be immediately convened, in accordance with all legally mandated prior notice provisions, in order to analyze the proposed mergers and, if necessary, to unwind the transaction.

                                 9. CONCLUSION

9.1. These are, shareholders of the SURVIVING COMPANY and of the MERGED COMPANY, the rules and procedures that, as provided by law, have been prepared to govern this merger that the respective Boards of Executive Officers believe will meet the interests of the PARTIES.

                           Camacari, December 8, 2003.

                                  BRASKEM S.A.


                ------------------------------------------------
             Mauricio Roberto de Carvalho Ferro - Executive Officer

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                      ------------------------------------
                       Paul Elie Altit - Executive Officer


                                   TRIKEM S.A.


                ------------------------------------------------
                  Bernardo Afonso de Almeida Gradin - Director

                    -----------------------------------------
                           Paul Elie Altit - Director